October 18, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549-0404

Re:	Letter of Comment dated July 6, 2005
American Dental Partners, Inc.
File No. 000-23363

Dear Mr. Rosenberg:

On October 3, 2005, I spoke with Keira Ino regarding information we furnished to you in our letter dated September 16, 2005. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our responses contained in this letter are keyed to the original comment numbers included in the Commission’s letter dated July 6, 2005. We have filed this response letter on EDGAR under the form type label CORRESP.

Comment No. 1

In response to the Staff’s comment with respect to our use of non-GAAP financial measures in the MD&A sections of our reports, we committed to revise our disclosure in future filings to limit the use of these measures in the report to the extent necessary to understand our operating and financial trends and to more clearly identify this as non-GAAP information. We also stated that we would refer to the revenue earned by our affiliated dental group practices as “patient revenue” and clearly note that this revenue was not the Company’s revenue (we refer to the Company’s revenue as our “net revenue”). Exhibit A attached hereto reflects this revised format which we will be adopting in all future filings beginning with our quarterly report on Form 10-Q for the period ended September 30, 2005 which will be filed with the Commission and publicly available on EDGAR on or about November 9, 2005.

Mr. Jim Rosenberg

October 18, 2005

We do not believe it necessary to amend our previously filed reports because our revised presentation and discussion:

•	Do not provide previously omitted information,

•	Do not portray our results of operations in a different light than previously presented,

•	Do not change amounts previously reported for net revenue, operating expenses, earnings from operations, or net income, and

•	While addressing the Staff’s objective for improving clarity and transparency with the non-GAAP measures, will nonetheless not lead the readers of our financial statements to a different conclusion than that which was based on the previous presentation and discussion.

Comment No. 2

As indicated in our previous letter, the contractual obligations table included in our future filings will present only our gross contractual lease obligations, with disclosure of amounts subject to reimbursement from the affiliated dental group practices as a footnote to the table. Additionally, we will provide a prominent discussion of our future interest obligations immediately following the table. As you requested, we have provided Exhibit B which illustrates the revised table which will be reflected in all future filings where required, beginning with our Form 10-K for the year ending December 31, 2005.

We do not believe it necessary to amend our previously filed report because the changes to the contractual obligations table which will be adopted in response to the Staff’s comments do not change the total mix of information provided to readers of our financial statements and MD&A, nor would they lead a reader to conclude differently with respect to judgments about our overall liquidity.

Comment No. 4

At December 31, 2004, amounts accrued for estimated losses below retention levels for each of our insurance exposures did not meet the threshold requiring separate disclosure. Article 5 of Regulation S-X requires that, with respect to current liabilities, the registrant state separately any item in excess of 5% of total current liabilities.

Mr. Jim Rosenberg

October 18, 2005

The amount accrued for estimated workers compensation losses below retention levels is classified within the Accrued Compensation and Benefits line item in our consolidated balance sheet and was less than 3.2% of total current liabilities. The aggregate amounts accrued for professional liability, employment practices and other insurance exposures are classified within the Accrued Expenses line item in our consolidated balance sheet and amounted to less than 3.2% of total current liabilities.

Please do not hesitate to contact me with any questions you may have upon review of these additional responses.

Sincerely,

/s/ Breht T. Feigh
Breht T. Feigh
Executive Vice President,
Chief Financial Officer and Treasurer

BTF/ans

Attachments

EXHIBIT A

AMERICAN DENTAL PARTNERS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(unaudited)

Revenue Overview

Our Net Revenue

Our consolidated net revenue includes management fees earned by us pursuant to the terms of the service agreements with the affiliated dental group practices, as well as reimbursement of clinic expenses paid by us on their behalf. Additionally, our net revenue includes fees from dental laboratory services and for professional services rendered to dental benefit providers relating to the arrangement and provision of care to patients.

For the three and nine months ended September 30, 2005 and 2004 our net revenue consisted of the following (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Reimbursement of expenses	$—	$32,961	$—	$97,936
Business service fees	—	10,413	—	31,945

Net revenue earned under service agreements	—	43,374	—	129,881
Other revenue	—	1,266	—	3,867

Net revenue	$—	$44,640	$—	$133,748

Fees earned under service agreements include reimbursement of expenses incurred by us on behalf of the affiliated dental group practices in connection with the operation and administration of dental facilities and service fees charged to the affiliated dental group practices pursuant to the terms of the service agreements for management services and capital provided by us. Expenses incurred for the operation and administration of the dental facilities include salaries and benefits for non-dentist personnel working at the dental facilities (the administrative staff and, where permitted by law, the dental assistants and hygienists), lab fees, dental supplies, office occupancy costs of the dental facilities, depreciation related to the fixed assets at the dental facilities and other expenses such as professional fees, marketing costs and general and administrative expenses.

As part of our objective of being the leading provider of services to dental group practices, we are continually expanding our resources and capabilities, including vertical integration of ancillary dental activities. We work with and receive fees from dental benefit providers on behalf of dentists to arrange programs for the provision of care to their patients. In 2003, we acquired two dental laboratories to expand our procurement capabilities. Although both activities earn revenue from dental practices not affiliated with us, we expect that the growth of both of these activities will come primarily from the growth of our affiliated dental group practices.

For additional information on components of our net revenue, see Note [ ] of “Notes to Interim Consolidated Financial Statements.”

Patient Revenue of the Affiliated Dental Group Practices

Although we do not control, nor own any equity interests in, the affiliated dental group practices or professional corporations (“PCs”) and, accordingly, do not consolidate their financial statements with ours, we believe it is important to understand their revenue. Most of the operating expenses incurred by us are on behalf of the affiliated dental group practices in the operation of dental facilities. These expenses are significantly affected by the patient revenues of the affiliated dental group practices. As used in this discussion, “patient revenue” represents revenue reported by the affiliated dental group practices earned from the provision of dental care to their patients. Patient revenue is not a measure of our financial performance under generally accepted accounting principles because it is not our revenue. It is, however, a non-GAAP financial measure which we use, along with other financial measures, to monitor the performance of the affiliated dental group practices and to help identify and analyze operating trends which may impact our business.

The affiliated dental group practices generate revenue from treating patients and receive payment from patients and dental benefit providers, or payors, under fee-for-service, PPO plans and managed care capitation plans. Patient revenue reflects the amounts billed by an affiliated dental group practice at its established rates reduced by any contractual adjustments and allowances for uncollectible accounts. Contractual adjustments represent discounts off established rates negotiated pursuant to certain dental benefit plan provider contracts. While payor mix varies from market to market, the aggregate payor mix of the affiliated dental group practices for the nine months ended September 30, 2005 was XX% fee-for service, XX% PPO plans, and XX% capitated managed care plans.

After collection of fees from patients and third-party insurers for the provision of dental care and payment to us of our service fee and reimbursement of clinic expenses incurred by us on their behalf, the amounts remaining are used by the affiliated dental group practices for compensation of dentists and, in certain states, dental hygienists and/or dental assistants who are employed by the affiliated dental group practices.

The following table sets forth for the three months ended September 30, 2005 and 2004 the patient revenue of the affiliated dental group practices and a reconciliation to our net revenue (in thousands):

	Three Months Ended September 30,		% Change	Nine Months Ended September 30,		% Change
	2005	2004		2005	2004
Patient revenue - affiliated dental group practices:
Platform dental groups affiliated with us in both periods of comparison	$—	$68,265%		$—	$196,265%
Platform dental groups that completed affiliations with us during periods of comparison	—	—	—		8,230	—

Patient revenue - affiliated dental group practices	—	68,265	—		204,495	—
Amounts retained by affiliated dental group practices		24,891	—		74,614	—

Net revenue earned under service agreements	$—	$43,374	—	$—	$129,881	—

Same market patient revenue growth was X% and X%, respectively, for the three months ended September 30, 2005 and 2004. Same market patient revenue growth excludes platform affiliations that occurred after January 1, 2004. Same market patient revenue growth for the period was comprised of a XX% increase in provider hours, XX% improvement in provider productivity and the remainder to improved reimbursement rates received from dental benefit insurers.

Results of Operations

The following table sets forth our net revenue and results of operations for the three and nine months ended September 30, 2005 and 2004 (in thousands):

	Three Months Ended September 30, 2005		Three Months Ended September 30, 2004
	Amount	% of Net Revenue	Amount	% of Net Revenue	% Change
Net revenue	$—	0.0%	$44,640	100.0%	-100.0%
Salaries and benefits	—	0.0%	19,444	43.6	-100.0%
Lab fees and dental supplies	—	0.0%	7,125	16.0	-100.0%
Office occupancy	—	0.0%	5,287	11.8	-100.0%
Other operating expenses	—	0.0%	4,278	9.6	-100.0%
General corporate expenses	—	0.0%	2,234	5.0	-100.0%
Depreciation expense	—	0.0%	1,485	3.3	-100.0%
Amortization of intangible assets	—	0.0%	1,107	2.5	-100.0%

Total operating expenses	—	0.0%	40,960	91.8	-100.0%

Earnings from operations	—	0.0%	3,680	8.2	-100.0%
Interest expense, net	—	0.0%	386	0.9	-100.0%

Earnings before income taxes	—	0.0%	3,294	7.4	-100.0%
Income taxes	—	0.0%	1,301	2.9	-100.0%

Net income	$—	0.0%	$1,993	4.5%	-100.0%

	Nine Months Ended September 30, 2005		Nine Months Ended September 30, 2004
	Amount	% of Net Revenue	Amount	% of Net Revenue	% Change
Net revenue	$—	0.0%	$133,748	100.0%	-100.0%
Salaries and benefits	—	0.0%	57,906	43.3	-100.0%
Lab fees and dental supplies	—	0.0%	21,485	16.1	-100.0%
Office occupancy	—	0.0%	15,632	11.7	-100.0%
Other operating expenses	—	0.0%	12,602	9.4	-100.0%
General corporate expenses	—	0.0%	6,658	5.0	-100.0%
Depreciation expense	—	0.0%	4,400	3.3	-100.0%
Amortization of intangible assets	—	0.0%	3,292	2.5	-100.0%

Total operating expenses	—	0.0%	121,975	91.2	-100.0%

Earnings from operations	—	0.0%	11,773	8.8	-100.0%
Interest expense, net	—	0.0%	1,243	0.9	-100.0%

Earnings before income taxes	—	0.0%	10,530	7.9	-100.0%
Income taxes	—	0.0%	4,154	3.1	-100.0%

Net income	$—	0.0%	$6,376	4.8%	-100.0%

Our Net Revenue

Net revenue increased X.X% to $XX,XXX,XXX for the three months ended September 30, 2005 from $XX,XXX,XXX for the three months ended September 30, 2004 and increased X.X% to $XX,XXX,XXX for the nine months ended September 30, 2005 from $XX,XXX,XXX for the nine months ended September 30, 2004. The increase was attributable to net revenue growth realized from existing affiliates which was X% for the three and nine months ended September 30, 2005, as well as the inclusion of net revenue recognized from a platform affiliation completed in February 2005, offset by a decrease in other revenue. The decrease in other revenue is primarily attributable to a decrease in dental laboratory fees earned from non-affiliates as a result of an increasing percentage of fees being earned from the affiliated dental group practices.

Net revenue from our service agreements with Park Dental and Forward Dental accounted for approximately XX% and XX%, respectively, of consolidated net revenue for the three and nine month periods ended September 30, 2005 compared to XX% and XX%, respectively, for the three and nine month periods ended September 30, 2004. No other service agreement or customer accounted for more than 10% of consolidated net revenue during the periods presented.

Salaries and Benefits

Salaries and benefits expense includes costs for personnel working for us in the dental facilities, dental laboratories and local and regional management as well as certain contractual expenses related to the arrangement of the provision of care to patients. We generally employ the administrative staff and, where permitted by state law, the dental hygienists and dental assistants of our affiliates. The local and regional operating management teams supervise and support the staff at the dental facilities.

Salaries and benefits expense as a percentage of net revenue decreased to XX.X% for the three months ended September 30, 2005 from XX.X% for the three months ended September 30, 2004 and decreased to XX.X% for the nine months ended September 30, 2005 from XX.X% for the nine months ended September 30, 2004. The decreases were primarily a combination of the current year impact of our February 2005 platform affiliation where the affiliated dental group practice is required to employ the dental hygienists and dental assistants, thereby lowering our salaries and benefits expense in relation to net revenue, as well as staff productivity increases at our existing operations.

Lab Fees and Dental Supplies

Lab fees and dental supplies expense varies from affiliate to affiliate and is affected by the volume and type of procedures performed. Lab fees and dental supplies expense as a percentage of net revenue remained constant at XX.X% for the three and nine months ended September 30, 2005 and 2004.

Office Occupancy Expenses

Office occupancy expenses include rent expense and certain other operating costs, such as utilities, associated with dental facilities, our dental laboratory and the local and regional administrative offices. Such costs vary based on the size of each facility and the market rental rate for dental office space in each particular geographic market.

Office occupancy expense as a percentage of net revenue decreased to X.X% for the three months ended September 30, 2005 from X.X% for the three months ended September 30, 2004 and decreased to X.X% for the nine months ended September 30, 2005 from X.X% for the nine months ended September 30, 2004. The decreases were primarily attributable to higher utilization of our dental facilities as evidenced by higher levels of net revenue per facility compared to the prior year periods. During the nine months ended September 30, 2005, we relocated three and expanded five facilities.

Other Operating Expenses

Other operating expenses include non-employment related insurance expense, professional fees, marketing costs and other general and administrative expenses. Other operating expenses as a percentage of net revenue were X.X% for the three months ended September 30, 2005 and 2004 and increased to X.X% for the nine months ended September 30, 2005 and 2004, principally as a result of modest increases in each of these expenses

General Corporate Expenses

General corporate expenses consist of compensation and travel expenses for our corporate personnel and administrative staff, facility and other administrative costs of our corporate office and professional fees, including legal and accounting. General corporate expenses as a percentage of net revenue, decreased to X.X% for the three months ended September 30, 2005 from X.X% for the three months ended September 30, 2004. This was primarily a result of an increase in net revenue between the periods, in addition to a decrease in travel expenses, offset by increased salary and benefit costs at our corporate office attributed to new hires and increases in our incentive compensation plan. For the nine months ended September 30, 2005 expenses increased to X.X% from X.X% for the same period in 2004, principally as a result of compliance costs relating to Section 404 of the Sarbanes-Oxley Act of 2002, new hires at our corporate office and increases in our incentive compensation plan.

Depreciation

Depreciation expense includes charges related to leasehold improvements and furniture, fixtures and equipment used to operate the dental facilities, lab facility, local and regional management offices and our corporate office. Depreciation expense as a percentage of net revenue increased to X.X% for the three and nine months ended September 30, 2005 from X.X% for the three and nine months ended September 30, 2004. The increase was primarily due to an increase in the number of capital projects, and to a lesser extent, the impact of furniture, fixtures and equipment acquired as part of our February 2005 platform affiliation.

We expect to continue to invest in the development of new dental facilities and the relocation and/or expansion of existing dental facilities. Accordingly, depending on the amount and timing of such future capital expenditures, depreciation may increase at a rate greater than net revenue.

Amortization of Intangible Assets

Amortization expense, principally relating to the intangible assets in connection with our service agreements, as a percentage of net revenue remained constant at X.X% for the three and nine months ended September 30, 2005 and 2004. Amortization expense increased due to our February 2005 affiliation and the impact of contingent consideration earned by an affiliate in December 2004, offset by a corresponding increase in the patient revenues of the affiliated dental group practices.

Amortization of intangible assets could increase in the future as a result of definite lived intangibles recorded in connection with future affiliations.

Earnings from Operations

Earnings from operations increased XX.X% to $X,XXX,XXX, or X.X% of net revenue, for the three months ended September 30, 2005 from $X,XXX,XXX, or X.X% of net revenue, for the same period in 2004. For the nine months ended September 30, 2005, earnings from operations increased XX.X% to $X,XXX,XXX from $X,XXX,XXX for the same period in 2004.

Interest Expense

Net interest expense amounted to $XXX.XXX and $XXX,XXX for the three months ended September 30, 2005 and 2004, respectively. Lower overall borrowings during the second quarter of 2005 were offset by an increase in borrowing costs resulting from increases in our variable borrowing rates. For the nine months ended September 30, 2005 and 2004, net interest expense amounted to $XXX,XXX and $XXX,XXX, respectively, a decrease of X.X%, primarily as a result of lower overall borrowings during the 2005 offset by modest increases in interest rates.

Income Taxes

Our effective tax rate was XX.X% for the three and nine months ended September 30, 2005. For the three and nine months ended September 30, 2004, our effective tax rate was XX.X% and XX.X%, respectively. We anticipate the annual effective tax rate for 2005 to be in the range of XX.X% to XX.X%.

Net Earnings

As a result of the foregoing, net earnings increased XX.X% to $X,XXX,XXX, or X.X% of net revenue, for the three months ended September 30, 2005, from $X,XXX,XXX, or X.X% of net revenue, for the same period in 2004. For the nine months ended September 30, 2005, net income increased XX.X% to $X,XXX,XXX, or X.X% of net revenue, from $X,XXX,XXX, or X.X% of net revenue for the same period in 2004.

EXHIBIT B

Contractual Obligations

A summary of our contractual obligations as of December 31, 2005 is as follows (in thousands):

Payments due by period
	Total	2006	2007-2008	2009-2010	Thereafter
Long-term debt (1)	$—	$—	$—	$—	$—
Revolving credit facility (2)	—	—	—	—	—
Operating leases (3)	—	—	—	—	—

Total	$—	$—	$—	$—	$—

(1)	In addition to these contractual obligations, future interest payments relating to our long-term debt are fixed at a rate of 7% and are due as follows: $XXXXX in 2006, $YYYYY due in 2007-2008, $ZZZZZ in 2009-2010.
(2)	Future interest obligations relating to our revolving credit facility are not determinable as the interest rate is variable and the agreement does not include a required principal repayment schedule. We have not historically hedged our interest rate exposure and the principal balance fluctuates daily. For additional information relating to our revolving credit facility, refer to Note [ ] in the Note to Consolidated Financial Statements.
(3)	Operating lease payments include amounts which are to be reimbursed to us pursuant to the terms of our service agreements with the affiliated dental group practices. The amounts to be reimbursed are due as follows: $XXX in 2006, $XXX in 2007-2008, $XXX in 2009-2010, and $XXX thereafter.